Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Launches Innovative Ink to 3D Print Beef Steaks

SH Beef Steak Ink aims to set a new standard in the cultivated meat industry, offering remarkable realism, culinary versatility, and sustainable advantages.

Rehovot, Israel, September 27, 2023 - Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company is thrilled to unveil SH Beef Steak Ink, an innovation designed to revolutionize the future of sustainable 3D printed meat production. Formulated for use with the company’s fusion printer technology, this groundbreaking ink hopes to take cultivated meat to remarkable levels of realism and culinary versatility.

Key Highlights of SH Beef Steak Ink:

●	Remarkable Realism: Beef Steak Ink has been meticulously crafted to mimic the fibrous texture, appearance, and taste of a premium beef steak, providing an authentic experience.

●	Culinary Versatility: This ink opens an exciting range of possibilities for chefs, food producers, and culinary aficionados, allowing for customized cuts of meat tailored to individual preferences.

●	Flavor Enhancement: The ink’s unique formulation accentuates the natural flavors of the cultivated meat, providing a gastronomic experience that rivals traditional meat.

●	Wide Compatibility: Designed for use with Steakholder Foods’ fusion printer, Steakholder Foods envisages Beef Steak Ink as an industry standard, accessible to a broad range of businesses in the cultivated meat sector.

●	Ethical and Humane: SH Beef Steak Ink advances Steakholder Foods’ mission of ethical and humane meat production by eliminating the need for animal slaughter.

As part of Steakholder Foods’ broader business strategy, the launch of SH Beef Steak Ink is more than just an innovative product release; it’s a stepping stone in the Company’s journey to diversify the world’s food portfolio. Building on the success of SH Fish Ink, this addition further expands Steakholder Food’s lines of specialized inks. Looking ahead, Steakholder Foods plans to further broaden its offerings with a range of inks that will replicate a variety of species, with a view to contributing to global food security while pleasing palates around the world.

Itamar Atzmony, Chief Engineering Officer at Steakholder Foods: “Our mastery in 3D printing technologies extends beyond our existing fish and new beef inks, to a rich tapestry of species, offering a sustainable and ethical answer to global food security challenges. With our plant-based SH Inks as the canvas and cultivated cells as the brush strokes, we’re not just recreating meat and fish with our 3D printing technology; we’re revolutionizing the future of food, one print at a time.”

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

About Steakholder Foods

Steakholder Foods Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com